UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 6, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 10 October 2012 entitled ‘VODACOM LAUNCHES FIRST COMMERCIAL 4G SERVICE IN SOUTH AFRICA’

2.                                    A news release dated 23 October 2012 entitled ‘VODAFONE’S M-PESA TO OPEN UP MORE INTERNATIONAL MONEY TRANSFER ROUTES TO POOR COMMUNITIES IN DEVELOPING MARKETS’

3.                                    Stock Exchange Announcement dated 2 October 2012 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated 4 October 2012 entitled ‘Transaction in Own Securities’

5.                                    Stock Exchange Announcement dated 15 October 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

6.                                    Stock Exchange Announcement dated 31 October 2012 entitled ‘Vodafone Group Plc Transaction in Own Securities - Voting Rights and Capital’

 10 October 2012

VODACOM LAUNCHES FIRST COMMERCIAL 4G SERVICE IN SOUTH AFRICA

Vodacom Group, a subsidiary of Vodafone, today launched the first commercial 4G LTE service in South Africa. The service will initially be accessible to customers via approximately 70 base stations in Johannesburg with other South African cities to follow in the near future.

Today’s announcement follows similar launches by Vodafone in Germany and Portugal, enabling Vodacom to draw on their experience of offering commercial 4G services. Vodafone Germany had 193,000 customers using the service in rural and urban areas at 30 June 2012, providing around 35% household coverage.

Vodacom Group CEO Shameel Joosub said: “Vodacom was the first network in South Africa to test 4G LTE more than two years ago, and since then we’ve been busy upgrading base stations and our fibre-optic transmission network in preparation for today. It is great to claim another South African first and even more pleasing that South Africa has joined an exclusive club with the fastest mobile connectivity on offer.”

4G LTE represents a major improvement in mobile connectivity speeds and capacity. The Vodacom service has the potential to operate at more than double the speed of any existing mobile connection within the country and offers users jitter-free video, and almost instantaneous music and picture downloads.

- ends -

For further information:

Vodafone Group Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

23 October 2012

VODAFONE’S M-PESA TO OPEN UP MORE INTERNATIONAL MONEY TRANSFER ROUTES TO POOR COMMUNITIES IN DEVELOPING MARKETS

Vodafone joins ‘HomeSend’ International mobile money hub

Vodafone is set to help more people without access to conventional banking by broadening the reach of its secure mobile money transfer service, M-Pesa.

From next month, Vodafone will connect its M-Pesa service to a leading international remittance hub, HomeSend operated by BICS. This will allow M-Pesa customers to send and receive funds via their mobile phone accounts by connecting directly to more than 21 international money transfer businesses in 35 countries.

M-Pesa was launched by Vodafone in 2007 and is currently available in seven countries including India, Kenya and Tanzania. The service allows customers to send and receive money via their mobile phones as securely and simply as sending a text message. Prior to M-Pesa, many people in developing markets had no choice but to move cash around in person or by public transport, exposing them to corrupt middlemen and thieves.

Vodafone Director of Mobile Money Michael Joseph said: “Mobile changes lives. It also transforms societies and economies: a 10% increase in mobile penetration in a country equates to a 1.2% increase in GDP growth.

“We are now at the next stage of that growth. By breaking down national barriers to make mobile money transfer truly global and ubiquitous across all competing networks, just like text messaging today, we can further connect the world’s huge unbanked population.”

Vodafone has a strong track record in the provision of simple and secure mCommerce services. Last year, Kenyans used M-Pesa to send the equivalent of more than three times the World Bank’s estimated value of remittances flowing into the country. The service is used regularly by more than 15 million customers, generating more than 165 million transactions per month.

The early success of Vodafone’s M-Pesa service has given rise to nearly 140 similar mobile transfer systems today in 65 countries, the majority of which are in emerging markets across Africa, the Middle East and Asia Pacific. According to the industry body, the GSMA*, a further 104 mobile money services are in development.

Michael Joseph continued: “For millions of people in emerging markets, a mobile phone is a bank account, the front door to a micro-business, a gateway to higher market prices for a farmer’s crops or a lifeline for an isolated woman in a distant village. One particular highlight of this is the Vodafone-backed Moyo project in Tanzania which treats women of a debilitating postnatal condition, obstetric fistula, and helps pay for their transport to a hospital through M-Pesa.”

Note to Editors

The HomeSend international remittence hub is operated by BICS, a leading global provider of wholesale carrier services and a first mover in the mobile financial services market. It will enable customers using Vodafone M-Pesa to receive money from a range of providers, and - subject to local regulatory approval - send money to customers in other countries directly from their mobile phones. For example, a Vodafone M-Pesa user in Tanzania would be able to receive money from a family member in the UK or any other country connected via HomeSend.

Aimed at money transfer providers, as well as banks and financial services organisations, the HomeSend Hub acts as an open and neutral intermediary system between participants to allow the flow of electronic mobile money beyond national boundaries, irrespective of the mobile network provider. For Vodafone and other mobile money providers, this means a single connection to the HomeSend Hub provides access through to many other businesses, saving money on integration costs and multiple legal agreements.

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media

+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 406 million customers in its controlled and jointly controlled markets as of 30 June 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

*Source: http://www.mobilemoneylive.org/money-tracker

2 October 2012

RNS:  5942N

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	1 October 2012
Number of ordinary shares transferred:	239,799
Highest transfer price per share:	175.75p
Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,640,861,409 of its ordinary shares in treasury and has 49,179,100,160 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 October 2012

RNS:  8230N

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	3 October 2012
Number of ordinary shares transferred:	83,782
Highest transfer price per share:	176.35p
Lowest transfer price per share:	175.75p

Following the above transfer, Vodafone holds 4,640,777,627 of its ordinary shares in treasury and has 49,179,183,942 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 October 2012

RNS: 7386O

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 October 2012 by Computershare Trustees Limited that on 10 October 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 179.1p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes	140
Andrew Halford*	140
Matthew Kirk	140
Ronald Schellekens	140

* Denotes Director of the Company

31 October 2012

RNS:  8376P

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	30 October 2012
Number of ordinary shares transferred:	994
Highest transfer price per share:	169.7p
Lowest transfer price per share:	169.7p

Following the above transfer, Vodafone holds 4,639,411,302 of its ordinary shares in treasury and has 53,820,009,219 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,180,597,917 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,180,597,917.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 6, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary